As filed with the Securities and Exchange Commission on May 16, 2003

Registration No. 333-103953

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NETSCREEN TECHNOLOGIES, INC.

(Exact Name of the Registrant as Specified in Its Charter)

Delaware	77-0469208
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

805 11th Avenue, Building 3

Sunnyvale, California 94089

(408) 543-2100

(Address, Including Zip Code and Telephone Number, Including Area Code, of the Registrant’s Principal Executive Offices)

Remo E. Canessa

Chief Financial Officer

NetScreen Technologies, Inc.

805 11th Avenue, Building 3

Sunnyvale, California 94089

(408) 543-2100

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Horace L. Nash, Esq.

R. Gregory Roussel, Esq.

Melanie P. Grace, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

(650) 988-8500

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same

offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee (2)

Common stock, $0.001 par value per share	1,569,761	$16.25	$25,500,767	$2,063

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and is based upon the average of the high and low prices of the Registrant’s common stock as reported by the Nasdaq National Market on March 20, 2003.
(2)	Amount previously paid with Form S-3 filed with the SEC on March 21, 2003.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to completion dated May 16, 2003)

1,569,376 Shares Common Stock

NETSCREEN TECHNOLOGIES, INC.

Our common stock is listed on the Nasdaq National Market under the symbol “NSCN”. On May 15, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $22.159 per share.

THE OFFERING

With this prospectus, the selling stockholders named in the section entitled “Selling Stockholders” of this prospectus may offer and sell shares of our common stock that they acquired in connection with our acquisition of OneSecure, Inc. The selling stockholders may sell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2003.

Prospectus Summary	3	Plan of Distribution	17
Forward-Looking Statements	4	Legal Matters	19
Risk Factors	4	Experts	19
Use of Proceeds	14	Where You Can Find More Information	19
Selling Stockholders	14

Unless the context otherwise requires, the terms “we,” “us,” “our” and “NetScreen” refer to NetScreen Technologies, Inc., a Delaware corporation, and its wholly owned subsidiaries. NetScreen, the NetScreen logo, NetScreen Technologies, GigaScreen and our product names are trademarks or registered trademarks of NetScreen Technologies, Inc. in the United States and other countries. Each trademark, trade name or service mark of any other company appearing herein belongs to its holder.

PROSPECTUS SUMMARY

The Company

NetScreen develops, markets and sells a broad family of integrated network security solutions. Our security solutions provide key security technologies such as virtual private networking, denial of service protection, firewall and intrusion detection and prevention, in a line of easy-to-manage security systems and appliances.

Virtual private networks, called VPNs, allow access to an internal network through the Internet or other untrusted network to securely connect two or more locations as well as remote users. VPNs protect against malicious eavesdropping and/or data manipulation by encrypting data to provide confidentiality and authenticating data to provide data integrity. Firewalls help prevent unauthorized network access by establishing a perimeter defense between two networks, such as an enterprise’s network and the Internet. Firewalls enable users to establish security policies designed to permit only authorized traffic into and out of a connected network. Intrusion detection and prevention, called IDP, appliances detect network attacks using sophisticated detection methods and, once an attack is identified, can alert internal IT staff or drop the packets or connection associated with the attack.

Our firewall and VPN systems and appliances deliver integrated firewall, VPN and denial of service protection capabilities in a single device using our proprietary application specific integrated circuits, which we refer to as the GigaScreen and GigaScreen-II ASICs, and our proprietary security operating system and applications, which we refer to as ScreenOS. Our IDP appliances run a secure version of the Linux operating system and use proprietary software and multiple detection methods to identify network and application attacks and prevent them from reaching mission-critical resources. Our products are based on industry standard communication protocols so they can be integrated easily into networks and will interoperate with other security devices and software applications. Our security systems and appliances can be centrally managed with flexible management software. For our firewall and VPN systems and appliances, our NetScreen Global-PRO and Global-PRO Express enable secure, scalable monitoring of devices, network traffic and security events and policy administration. For our IDP appliances, our NetScreen-IDP Manager gives administrators control over which traffic the IDP appliance should examine and how it should respond when intrusions are detected.

Our end customers are a broad range of enterprises, large communication service providers, called carriers, and government entities. Our products are deployed in a wide range of networks from single user environments to large-scale, carrier class network deployments. Our family of products enables our end customers to cost-effectively address their network security needs across the network using firewall, VPN, denial of service protection and IDP solutions from a single vendor.

On September 18, 2002, we completed the acquisition of OneSecure, Inc, a provider of network intrusion detection and prevention solutions. We issued 3.2 million shares of our common stock for all the outstanding stock of OneSecure. We also assumed all of the outstanding stock options of OneSecure, which were converted into options to purchase approximately 349,000 shares of our common stock, and issued options to purchase 1.4 million shares of our common stock in connection with the transaction. Through the acquisition of OneSecure, we added IDP appliances to our broad family of integrated network security solutions.

We were incorporated in Delaware in October 1997. Our principal executive offices are located at 805 11th Avenue, Building 3, Sunnyvale, California 94089, and our telephone number at this location is (408) 543-2100. Our common stock is traded on the Nasdaq National Market under the ticker symbol NSCN. Our primary Web site address is www.netscreen.com. The information on our Web site is not incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “believe,” “estimate,” “will,” “may,” “continue” and similar terms. These forward-looking statements include our expectations about revenue, cost of revenue, operating expenses and liquidity. Our actual results may differ significantly from those projected in the forward-looking statements as a result of many factors, such as risks and uncertainties regarding our anticipated costs, expenses, revenue channel and revenue mix. Factors that might cause or contribute to these differences include, but are not limited to, those discussed in the section “Risk Factors” and elsewhere in this prospectus. You should also carefully review the risks described in other documents we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements for any reason, except as required by law, even if new information becomes available or other events occur in the future.

RISK FACTORS

In addition to other information in this report, the following risk factors should be carefully considered in evaluating us and our business because these factors may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this report as a result of the risk factors discussed below and elsewhere in this report.

Prolonged weakness in the Internet infrastructure, network security and related markets may decrease our revenues and margins.

The market for our products depends on economic conditions affecting the broader Internet infrastructure, network security and related markets. Prolonged weakness in these markets may cause enterprises and carriers to delay or cancel security projects, reduce their overall or security-specific information technology budgets or reduce or cancel orders for our products. In this environment, our customers such as distributors, value-added resellers and carriers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of our products. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues, gross margins and operating margins. In addition, general economic uncertainty caused by potential hostilities involving the United States, terrorist activities, the decline in specific markets such as the service provider market in the United States, and the general decline in capital spending in the information technology sector make it difficult to predict changes in the purchase and network requirements of our customers and the markets we serve. We believe that, in light of these events, some businesses may curtail or eliminate capital spending on information technology. If capital spending in our markets declines, our revenues, gross margins and operating margins may decline and make it necessary for us to gain significant market share from our competitors in order to achieve our financial goals and maintain profitability.

Competition may decrease our revenues, market share and margins.

The market for network security products is highly competitive, and we expect competition to intensify in the future. Competitors may gain market share and introduce new competitive products for the same markets and customers currently served by our products. These products may have better performance, lower prices and broader acceptance than our products.

Current and potential competitors in our market include the following, all of which sell worldwide or have a presence in most of the major geographical markets for their products:

•	firewall and VPN software vendors, such as Check Point Software Technologies Ltd. and Symantec Corporation;

•	network equipment manufacturers, such as Cisco Systems, Inc., Lucent Technologies Inc., Nokia Corporation and Nortel Networks Corporation;

•	security appliance suppliers, such as SonicWALL, Inc., WatchGuard Technologies, Inc. and Symantec Corporation;

•	intrusion detection system vendors, such as Internet Security Systems, Inc., Cisco Systems, Inc., Network Associates, Inc. and Enterasys Networks, Inc.;

•	low-cost network hardware suppliers with products that include network security functionality; and

•	emerging intrusion detection and other security companies that may position their systems as replacements for our products.

Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. In addition, some of our competitors currently combine their products with other companies’ networking and security products to compete with our products. These competitors also often combine their sales and marketing efforts to compete with our products. This competition may result in reduced prices, lower gross and operating margins and longer sales cycles for our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, or reduce prices for their products over a sustained period of time, our ability to successfully sell our products, increase revenue or meet our or investor expectations could be adversely affected.

We may not be successful in integrating the operations of OneSecure or any other future acquisitions.

On September 18, 2002, we completed the acquisition of OneSecure, Inc. Achieving the anticipated benefits of the merger will depend in part upon whether we can integrate the operations, products and technology of OneSecure with our operations, products and technology in a timely and cost-effective manner. The process of combining two companies is complex, expensive and time consuming and may cause an interruption of, or loss of momentum in, the product development and sales activities and operations of both companies. We cannot assure you that any part or all of the integration will be accomplished on a timely basis, or at all. Assimilating OneSecure, or any other companies we may seek to acquire in the future, involves a number of other risks, including, but not limited to:

•	adverse effects on existing customer relationships, such as cancellation of orders or the loss of key customers;

•	difficulties in integrating or an inability to retain the employees of the acquired company;

•	difficulties in integrating the operations of the acquired company, such as information technology resources, manufacturing processes, and financial and operational data;

•	difficulties in integrating the technologies of the acquired company into our products;

•	unanticipated costs or the incurrence of unknown liabilities;

•	potential incompatibility of business cultures;

•	any perceived adverse changes in business focus;

•	entering into markets and acquiring technologies in areas in which we have little experience;

•	potential dilution to existing stockholders if we have to incur debt or issue equity securities to pay for any future acquisitions;

•	additional expenses associated with the amortization of intangible assets; and

•	an inability to maintain uniform standards, controls, procedures and policies.

In addition, the integration of certain operations following any merger will require the time and attention of our management, which may distract attention from the day-to-day business of the combined company. Failure to effectively integrate the operations of OneSecure, or any other companies we may seek to acquire in the future, could have an adverse effect on our business, financial condition and results of operations.

Failure to successfully develop and introduce new products or product enhancements and address evolving standards in the network security industry would cause our revenues to decline.

We may not be able to develop new products or product enhancements in a timely manner, or at all. Any failure to develop or introduce these new products and product enhancements might cause our existing products to be less competitive, may adversely effect our ability to sell solutions to address large customer deployments and, as a consequence, our revenues may decline. In addition, the introduction of products embodying new technologies could render our existing products obsolete, which would have a direct, adverse effect on our market share and revenues. Any failure of our future products or product enhancements to achieve market acceptance could cause our revenue to be below our or investor expectations and our operating results could be adversely affected.

The market for network security products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect to continue to introduce new products and enhancements to existing products to address current and evolving customer requirements and broader networking trends and vulnerabilities. We also expect to develop products with strategic partners and incorporate third-party advanced security capabilities into our products. In addition, we expect to continue to introduce products and enhancements to existing products to address the needs of larger customers that will require greater levels of complexity and support than we have delivered in the past. Some of these new products and enhancements may require us to develop new hardware architectures and ASICs that involve complex and time consuming processes. In developing and introducing our products, we have made, and will continue to make, assumptions with respect to which features, security standards, performance criteria and support levels will be required by our customers. If we implement features, security standards, performance criteria and support levels that are different from those required by our customers, market acceptance of our products may be significantly reduced or delayed, which would harm our ability to penetrate existing or new markets.

The unpredictability of our quarterly results may cause the trading price of our common stock to decline.

Our quarterly revenues and operating results have varied in the past and will likely continue to vary in the future due to a number of factors, many of which are outside of our control. Any of these factors could cause the price of our common stock to decline. The primary factors that may affect our revenues and operating results include the following:

•	the demand for our products;

•	the length of our sales cycle;

•	the timing of recognizing revenues;

•	new product introductions by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	variations in sales channels, product costs or mix of products sold;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	our ability to obtain sufficient supplies of sole or limited source components, including ASICs, and power supplies, for our products;

•	variations in the prices of the components we purchase;

•	our ability to attain and maintain production volumes and quality levels for our products at reasonable prices at our third-party manufacturers;

•	our ability to manage our customer base and credit risk and to collect our accounts receivable; and

•	the financial strength of our value-added resellers and distributors.

Our operating expenses are largely based on anticipated revenues and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, lower than anticipated revenues for any reason could cause significant variations in our operating results from quarter to quarter and, because of our rapidly growing operating expenses, could result in substantial operating losses.

Due to the factors summarized above, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Also, it is likely that, in some future quarters, our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely decline.

Our business may suffer due to risks associated with international sales and operations.

Revenues from outside of the Americas were 63.9% of our total revenues for the six months ended March 31, 2003 and 55.3% of our total revenues for the year ended September 30, 2002. We expect revenues from outside of the Americas will continue to represent a substantial portion of our total revenues for the foreseeable future.

We may not be able to maintain or increase international market demand or international revenues from our products. For example, general economic conditions in international markets can fluctuate and downturns in these markets could have a significant adverse impact on our ability to meet public market expectations and achieve profitability. Also, as agreements with international distributors expire, we may be unable to renew our distributor agreements on favorable terms or make alternative arrangements with other distributors. If we are unable to maintain or increase international market demand and revenues from our products, our revenues and operating results would be adversely affected.

We intend to continue expanding our existing international operations and to enter new international markets. This expansion will require significant management attention and financial resources. We currently have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. In addition, international operations are subject to other inherent risks, including:

•	potential foreign government regulation of our technology or unexpected changes in regulatory requirements;

•	greater difficulty and delays in accounts receivable collection;

•	difficulties in and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	currency fluctuations; and

•	potentially adverse tax consequences.

The health crisis related to SARS may adversely affect our business operations.

The recent health crisis in Asia related to SARS has led us to restrict non-essential travel to the APAC region and cancel a sales conference. If travel restrictions, quarantines and closures of public areas in Asia continue, or expand throughout or beyond the region, such actions may have a negative impact on our business operations as well as those of our third party manufacturers, such as Solectron Corporation, and lead to delays of sales and manufacturing which could adversely affect our business operations.

The long sales and implementation cycles for our products may cause revenues and operating results to vary significantly.

An end customer’s decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective customers regarding the use and benefits of our products. Budget constraints and the need for multiple approvals within enterprises, carriers and government entities may also delay the purchase decision. Failure to obtain the required approval for a particular project or purchase decision may delay the purchase of our products. As a result, the sales cycle for our security systems is typically 60 to 90 days. Additionally, our security systems and intrusion detection and prevention products are complex systems designed for the enterprise and service provider markets. These systems and products require us to maintain a sophisticated sales force, engage in extensive negotiations, and provide high-level engineering support to complete sales. If these systems and products are not successful with enterprise and service provider customers, our revenue could be below our expectations and our operating results could be adversely affected.

Even after making the decision to purchase our products, our end customers may not deploy our products broadly within their networks. The timing of implementation can vary widely and depends on the skill set of the end customer, the size of the network deployment, the complexity of the end customer’s network environment and the degree of hardware and software configuration necessary to deploy our products. End customers with large networks usually expand their networks in large increments on a periodic basis and large deployments and purchases of our security systems also require a significant outlay of capital from end customers. If our end customers delay implementation of our products due to these factors, our revenue could be below our expectations and our operating results could be adversely affected.

Our limited history with our newer products makes it difficult to evaluate our business and prospects.

We introduced several new system and appliance products in 2002. As a result of our limited history with these products, it may be difficult to plan operating expenses or forecast our revenues accurately. Our assumptions about customer or network requirements may be wrong. The revenue and income potential of these products is unproven and the markets addressed by these products are volatile. Likewise, we may not be able to effectively combine OneSecure’s technologies into our own products, successfully market or enhance OneSecure’s line of IDP appliances, or offer a viable combined hardware or management product that addresses the needs of our customers. If such products fail to gain market acceptance, our revenue could be below our or investor expectations and our operating results could be adversely affected.

If we fail to develop or maintain relationships with value-added resellers or distribution partners, or if our value-added resellers or distribution partners are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

We derived approximately 93.5% of our total revenues from value-added resellers and distributors in the six months ended March 31, 2003. In the year ended September 30, 2002, we derived approximately 86.9% of our total revenues from value-added resellers and distributors. We expect our revenues to continue to depend in large part on the performance of these third-party distributors and resellers. In addition, our value-added resellers and distributors may be unsuccessful in selling our products and services, may sell products and services that are competitive with ours, may devote more resources to competitive products and may cease selling our products and services altogether. The loss of or reduction in sales to our value-added resellers or distributors could materially reduce our revenues. If we fail to develop and maintain additional relationships with these distribution partners, or if these partners are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

Our reliance on third parties to manufacture, assemble, test and fulfill orders for our products could cause a delay in our ability to fill orders, which might cause us to lose sales.

Flash Electronics, Inc. manufactures, assembles, tests and fulfills orders for the NetScreen-100, NetScreen-50, NetScreen-25, NetScreen-204, NetScreen-208, NetScreen IDP-500 and NetScreen IDP-100 products at its Fremont, California facility. Solectron Corporation manufactures, assembles, tests and fulfills orders for the NetScreen-5400, NetScreen-5200 and NetScreen-500 products at its San Jose, California facility and the NetScreen-5XP and NetScreen-5XT products at its facility in China. We currently do not have a long-term supply contract with either Flash Electronics or Solectron, and we purchase from these manufacturers on a purchase order basis. If we should fail to manage our relationship with Flash Electronics or Solectron effectively, or if either of these manufacturers experiences delays, disruptions or quality control problems in its manufacturing and order fulfillment operations, our ability to ship products to our customers could be delayed.

The absence of dedicated capacity with Flash Electronics and Solectron means that, with little or no notice, they could refuse to continue manufacturing some or all of our products. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming. If we are required or choose to change contract manufacturers, we could lose revenues and damage our customer relationships.

Our proprietary GigaScreen and GigaScreen-II ASICs, which are key to the functionality of our hardware-based products, are fabricated by foundries operated by Toshiba America Electronic Components, Inc. We have no long-term contract with Toshiba and purchase our ASICs on a purchase order basis. If Toshiba materially delays its supply of ASICs to us, or requires us to find an alternate supplier and we are not able to do so on a timely and reasonable basis, our revenue and operating results would be adversely affected.

Our reliance on third-party manufacturers also exposes us to the following risks outside our control:

•	unexpected increases in manufacturing and repair costs;

•	interruptions in shipments if one of our manufacturers is unable to complete production;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	unpredictability of manufacturing yields;

•	financial strength to meet procurement and manufacturing needs; and

•	potential lack of adequate capacity to provide all or a part of the services we require.

We rely on single or limited sources for several key components.

We currently purchase several key components, including semiconductors, from single or limited sources. We carry very little inventory of some of our products and product components, and we rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based on the forecasts we provide. Some of the semiconductors we require are very complex, and we may not be able to develop an alternate source in a timely manner, which could hurt our ability to deliver our products to our customers. We also purchase power supplies from a single source and purchase other custom components from other sole or limited sources. If we are unable to buy these components on a timely basis, we will not be able to deliver products to our customers and our revenue and operating results would be adversely affected.

At various times, some of the key components for our products, such as flash memory, have been in short supply. Delays in receiving components would harm our ability to deliver our products on a timely basis. In addition, because we rely on purchase orders rather than long-term contracts with our suppliers, we cannot predict with certainty our ability to procure components in the longer term. If we receive a smaller allocation of components than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products.

A breach of network security could harm public perception of our products, which could cause us to lose revenues.

If an actual or perceived breach of network security occurs in one of our end customer’s network systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. This could cause us to lose current and potential end customers or cause us to lose current and potential value-added resellers and distributors. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques.

Undetected product errors or defects could result in loss of revenues, delayed market acceptance and claims against us.

We offer a warranty on all of our products, allowing the end customer to have any defective unit repaired, or to receive a replacement product for it during the warranty period. Our products may contain undetected errors or defects. If there is a broad product failure across our customer base, we may decide to replace all affected products or we may decide to refund the purchase price for defective units. Such defects and actions may adversely affect our ability to record revenue for units. Some errors are discovered only after a product has been installed and used by end customers. Any errors discovered after commercial release could result in loss of revenues and claims against us.

If we are unable to fix errors or other problems that later are identified after full deployment, in addition to the consequence described above, we could experience:

•	failure to achieve market acceptance;

•	loss of customers;

•	loss of or delay in revenues and loss of market share;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

If our products do not interoperate with our end customers’ networks, installations would be delayed or cancelled, which could significantly reduce our revenues.

Our products are designed to interface with our end customers’ existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our end customers’ networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as with future products that might be added to these networks in order to meet our end customers’ requirements. If we find errors in the existing software used in our end customers’ networks, we may elect to modify our software to fix or overcome these errors so that our products will interoperate and scale with their existing software and hardware. If our products do not interoperate with those within our end customers’ networks, customer installations could be delayed or orders for our products could be cancelled, which could significantly reduce our revenues.

If we fail to predict our manufacturing requirements accurately, we could incur additional costs or experience manufacturing delays, which could reduce our gross margins or cause us to lose sales.

Because we currently do not have long-term supply contracts with our contract manufacturers, they are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We provide forecasts of our demand to our contract manufacturers up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, our contract manufacturers may have excess inventory, which would increase our costs. If we underestimate our requirements, our contract manufacturers may have an inadequate component inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We may also experience shortages of components from time to time, which also could delay the manufacturing of our products.

We may experience losses and may not maintain profitability.

We achieved profitability on a GAAP basis for the first time in the three months ended December 31, 2002. Prior to the quarter ended December 31, 2002, we had incurred significant losses since our inception in October 1997. We may incur losses in the future. As of March 31, 2003, we had an accumulated deficit of $123.4 million. We had net losses applicable to common stockholders of $41.1 million for the year ended September 30, 2002, $34.2 million for the year ended September 30, 2001, and $33.7 million for the year ended September 30, 2000. We expect to continue to incur increasing sales and marketing, research and development and general and administrative expenses. As a result, we will need to continue generating higher revenues to maintain profitability. Revenue growth depends on many factors, including those described elsewhere in these “ Risk Factors.” Our revenues may not grow, our gross margins and operating margins may decline and we may not maintain profitability. A failure to maintain profitability could cause our stock price to decline.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to hire additional personnel or retain existing personnel, our ability to execute our business strategy would be impaired.

Our future success depends upon the continued services of our executive officers, including in particular Robert D. Thomas and Feng Deng and other key engineering, sales, marketing and support personnel. None of our officers or key employees are bound by an employment agreement for any specific term, and no one is constrained from terminating his or her employment relationship with us at any time. In addition, since a number of our long-standing employees have most of their stock options or restricted stock vested, their economic incentive to remain in our employ may be diminished. Further, we do not have key person life insurance policies covering any of our employees. We also intend to hire a significant number of engineering, sales, marketing and support personnel in the future, and we believe our success depends, in large part, upon our ability to attract and retain these key employees. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products.

We may experience difficulties with our systems of management and internal controls that could harm our business.

Our ability to sell our products and implement our business plan successfully in a volatile and growing market requires effective management and financial systems and a system of internal processes and controls. Growth in future operations may cause strain on our systems, processes and controls. To meet these challenges, we will need to improve our management systems and our internal controls for financial reporting, and will need to continue to expand, train and manage our workforce worldwide. If we do not meet these challenges, we may be unable to expand our business or to meet competitive challenges and it will be more difficult to manage our operations.

We are exposed to fluctuations in currency exchange rates that could negatively impact our results of operations.

Our international sales are currently denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less price competitive in international markets, affect our customers’ ability to pay amounts due and negatively impact our revenues from international operations. Additionally, in the future we may elect to invoice some of our international customers in local currency, which could subject our revenues related to such customers to fluctuations in exchange rates between the U.S. dollar and the local currency.

We might have to defend lawsuits or pay damages in connection with any alleged or actual failure of our products and services.

Because our products and services provide and monitor network security and may protect valuable information, we could face claims for product liability, tort or breach of warranty. Anyone who circumvents our security measures could misappropriate the confidential information or other property of end customers using our products, or interrupt their operations. If that happens, affected end customers or others may sue us. In addition, we may face liability for breaches caused by faulty installation of our products by our service and support organizations. Provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable. Some courts, for example, have found contractual limitations of liability in standard computer and software contracts to be unenforceable in some circumstances. Defending a lawsuit, regardless of its merit, could be costly and could divert management attention. Our business liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

If we fail to protect our intellectual property rights, end customers or potential competitors might be able to use our technologies to develop their own solutions, which could weaken our competitive position or reduce our revenues.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2003, we had nine patent applications pending in the United States relating to our products, three of which have been extended to other countries. Our pending patent applications may not result in the issuance of any patents. Even if we obtain such patents, that will not guarantee that our patent rights will be valuable, create a competitive barrier or will be free from infringement. Furthermore, if any patent is issued, it might be invalidated or circumvented or otherwise fail to provide us any meaningful protection. We also enter into confidentiality agreements with our employees, consultants and corporate partners, and control the use, access to and distribution of our software, documentation and other proprietary information. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We could become subject to litigation regarding intellectual property rights that could be costly and result in the loss of significant rights.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may become a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of another party’s intellectual property. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

•	stop or delay selling, incorporating or using products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all; or

•	redesign the products that use that technology.

If we are forced to take any of these actions, our business might be seriously harmed. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that could be imposed.

The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could seriously harm our business, financial condition and results of operations.

From time to time, we may be required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms or at all. The inability to obtain any third-party license required to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could seriously harm our business, financial condition and results of operations.

We will record substantial expenses related to our issuance of stock options that will have a material negative impact on our results of operations.

We have granted stock options under our stock option plans since November 1997. We are required to recognize, as a reduction of stockholders’ equity, deferred stock compensation expense equal to the difference between the deemed fair market value of our common stock for financial reporting purposes and the exercise price of these options at the date of grant. This expense is amortized over the vesting period of the applicable options, generally four years, using the straight-line vesting method. At March 31, 2003, approximately $28.6 million of deferred stock compensation expense related to employee stock options remained unamortized. The resulting amortization expense will have a material negative impact on our results of operations in future periods through the quarter ending December 31, 2005.

Governmental regulations affecting the import or export of products could negatively affect our revenues.

Governmental regulation of imports or exports or failure to obtain required export approval of our encryption technologies could harm our international and domestic sales. The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys.

In particular, in light of recent terrorist activity, governments could enact additional regulation or restrictions on the use, import or export of encryption technology. Additional regulation of encryption technology could delay or prevent the acceptance and use of encryption products and public networks for secure communications. This might decrease demand for our products and services. In addition, some foreign competitors are subject to less stringent controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than we can in the domestic and international network security market.

Earthquakes, other natural disasters and power shortages may damage our facilities or the facilities of third parties on which we depend.

Our corporate headquarters and two of our third-party manufacturers are located in Northern California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disaster near our headquarters or near one or more of the facilities of third parties upon which we rely could disrupt our operations or the operations of those parties. None of these disruptions would be covered by insurance, so the supply of our products could be limited, our business could be hampered and our financial condition and results of operations could be harmed.

The price of our common stock is likely to be volatile.

The market prices of the securities of technology-related companies have been extremely volatile. Thus, the market price of our common stock is likely to be subject to wide fluctuations. If our revenues do not grow or grow slower than investors anticipate, if operating or capital expenditures exceed our expectations and cannot be reduced appropriately, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the market for technology-related stocks or the stock market in general experiences a continued or greater loss in investor confidence or otherwise fails, the market price of our common stock could decline for reasons unrelated to our business, results of operations and financial condition. The market price of our stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. General political or economic conditions, such as an outbreak of war, a recession or interest rate or currency rate fluctuations, could also cause the market price of our common stock to decline. Our common stock has experienced, and is likely to continue to experience, these fluctuations in price, regardless of our performance.

The concentration of our capital stock ownership with insiders is likely to limit ability of other stockholders to influence corporate matters.

Our executive officers, our directors and entities affiliated with any of them together beneficially own approximately 30% of our outstanding common stock. As a result, these stockholders may be able to exercise control over matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change in our control that might be viewed as beneficial by other stockholders.

Management could invest or spend our cash or cash equivalents and investments in ways that might not enhance our results of operations or market share.

We have made no specific allocations of our cash or cash equivalents and investments. Consequently, management will retain a significant amount of discretion over the application of our cash or cash equivalents and investments and could spend the proceeds in ways that do not improve our operating results or increase our market share. In addition, these proceeds may not be invested to yield a favorable rate of return.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or are perceived to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline. As of March 31, 2003, there were 79,912,526 shares of common stock outstanding. Large portions of these freely tradable shares are still held by the same entities that purchased our preferred stock prior to our initial public offering. In October 2002, 5,762,502 shares resulting from the conversion of Series F preferred stock became saleable pursuant to Rule 144 of the Securities Act. Additionally, 23,593,159 shares were held by directors, executive officers and other affiliates, that are subject to volume limitations under Rule 144, various vesting agreements and our quarterly and other “blackout” periods. In addition, all but 44,554 shares subject to this prospectus will be freely saleable by the selling stockholders once this prospectus is declared effective by the Securities and Exchange Commission. Furthermore, shares subject to outstanding options and warrants and shares reserved for future issuance under our stock option and purchase plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act.

Provisions in our charter documents might deter a company from acquiring us, which could inhibit a stockholder from receiving an acquisition premium for their shares.

We have adopted a classified board of directors. Our board is divided into three classes that serve staggered three-year terms. Only one class of directors will be elected each year, while the directors in the other classes will continue on our board for the remainder of their terms. This classification of our board could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, control of NetScreen since it would make it more difficult and time-consuming to replace our then current directors. In addition, our stockholders are unable to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without a supermajority vote or to fill any vacancy on our board of directors. Our stockholders must also meet advance notice requirements for stockholder proposals. Our board may also issue preferred stock without any vote or further action by the stockholders. These provisions and other provisions under Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

USE OF PROCEEDS

The selling stockholders will be offering and selling all shares offered and sold with this prospectus and the selling stockholders will receive all of the proceeds from the sale of the shares. Accordingly, we will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

The following table presents information with respect to the selling stockholders and the shares of our common stock that they may offer with this prospectus. Except as described below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

The share information provided in the table below is based on information provided to us by the selling stockholders on or about February 28, 2003. Beneficial ownership is determined under the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. To our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable and except as otherwise indicated below. Shares of common stock subject to options that are exercisable within 60 days of February 28, 2003 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person. Except for CSFB, LLC, each selling stockholder owns less than 1% of our outstanding common stock, based on 80,335,769 shares of our common stock outstanding as of April 30, 2003.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section. As used in this prospectus, the term selling stockholder includes the entities and individuals in the following table and their transferees, assignees, pledges, donees or other successors.

	Shares Beneficially Owned Before the Offering			Shares That May Be Offered and Sold	Shares Held After the Offering
Name	Number		Percent		Number	Percent
The William C. Anderson Trust	128		*	128	—	—
Thomas Brent Anema	669		*	594	75	*
Pradeep Aswani	5,740		*	5,094	646	*
Andre F. Behdjet	24		*	24	—	—
Brobeck, Phleger & Harrison LLP	8,085		*	7,008	1,077	*
Alexander C. Chen	42		*	42	—	—
Joseph P. Clayton	2,406		*	2,135	271	*
Richard J. Colosimo	7		*	7	—	—
Maurice Cooper	328		*	291	37	*
Patricia G. Copeland	128		*	128	—	—
Daniel Alan Croley	76		*	76	—	—
CSFB LLC (fka CSFB Corporation)	890,064		1.1	890,064	—	—
Scott Davis	5,125		*	4,548	577	*
Ian Del Balso	111		*	99	12	*
Donald Detampel Jr.	57,401		*	50,943	6,458	*
Michael C. Doran	42		*	42	—	—
Richard O. Drum	246		*	218	28	*
Barrett R. Eldridge III	41,001	(1)	*	36,388	4,613	*
Carol R. Freeman	85		*	85	—	—
Kowsik Guruswamy	2,822	(2)	*	873	1,949	*
Jonathan Heiliger	328		*	291	37	*
Larry Kaschinske	800		*	710	90	*
Richard C. Leska	85		*	85	—	—
Anita Loonkar	3,444		*	3,057	387	*
Rakesh Loonkar	164,017	(3)	*	145,565	18,452	*
Robert C. Lubeck	335		*	297	38	*
Usamah Asim Malik	1,314	(4)	*	437	877	*
Kelly Marshall	205		*	182	23	*
John Mills	243		*	243	—	—
Robert Mines	3,083		*	2,736	347	*
Curtis L. Mo	1,792		*	1,590	202	*
Eric Moret	1,777	(5)	*	873	904	*
Richard Munster	25		*	22	3	*
Mary E. Namauleg	33		*	29	4	*
Ajay R. Rai	1,443		*	1,281	162	*
Ajit Sancheti	1,677	(6)	*	728	949	*
Sarah Sorensen	1,713	(7)	*	162	1,551	*
Ivetta Starikova	1,073	(8)	*	233	840	*
Aaron Turner	1,890	(9)	*	873	1,017	*
L. Christopher Vejnoska	205		*	205	—	—
Wachovia Capital Partners 2001, LLC	409,181		*	363,148	46,033	*
Anthony S. Wang	38		*	38	—	—
Kent Watsen	4,180	(10)	*	1,601	2,579	*
Wendy Marie Wilser	1,937	(11)	*	582	1,355	*
Art Zeile	1,202		*	1,067	135	*
Nir Zuk	71,461	(12)	*	44,554	26,907	*

TOTAL				1,569,376

*	Represents beneficial ownership of less than 1%.

(1)	Mr. Eldridge is an employee of NetScreen.

(2)	Includes 329 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 1,838 options exercisable within 60 days of February 28, 2003. Mr. Guruswamy is an employee of NetScreen.

(3)	Mr. Loonkar is the Vice President of Strategic Sales of NetScreen. On February 18, 2000, Mr. Loonkar entered into a Restricted Common Stock Purchase Agreement with OneSecure, Inc. On August 22, 2002, Mr. Loonkar entered into an Offer Letter agreement, a Stock Vesting Waiver Agreement and a Noncompetition Agreement with NetScreen.

(4)	Includes 183 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 822 options exercisable within 60 days of February 28, 2003. Mr. Malik is an employee of NetScreen.

(5)	Includes 267 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 793 options exercisable within 60 days of February 28, 2003. Mr. Moret is an employee of NetScreen.

(6)	Includes 309 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 857 options exercisable within 60 days of February 28, 2003. Mr. Sancheti is an employee of NetScreen.

(7)	Includes 1,531 options exercisable within 60 days of February 28, 2003. Ms. Sorensen is an employee of NetScreen.

(8)	Includes 55 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 810 options exercisable within 60 days of February 28, 2003. Ms. Starikova is an employee of NetScreen.

(9)	Includes 446 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 906 options exercisable within 60 days of February 28, 2003. Mr. Turner is an employee of NetScreen.

(10)	Includes 480 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 2,376 options exercisable within 60 days of February 28, 2003. Mr. Watsen is an employee of NetScreen.

(11)	Includes 294 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 1,281 options exercisable within 60 days of February 28, 2003. Ms. Wilser is an employee of NetScreen.

(12)	Includes 13,666 shares that, as of February 28, 2003, were subject to our lapsing right of repurchase at the initial purchase price and 19,527 options exercisable within 60 days of February 28, 2003. Mr. Zuk is the Chief Technology Officer of NetScreen. On February 18, 2000, Mr. Zuk entered into a Restricted Common Stock Purchase Agreement with OneSecure, Inc. On January 24, 2001 and July 5, 2001, Mr. Zuk entered into Stock Option Agreements with OneSecure, Inc. On August 22, 2002, Mr. Zuk entered into an Offer Letter agreement and a Noncompetition Agreement with NetScreen.

PLAN OF DISTRIBUTION

The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares.

Who may sell and applicable restrictions.    The selling stockholders may offer and sell shares directly from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders also resell all or a portion of their shares in open market transactions in reliance upon the available exemptions under the Securities Act, such as Rule 144, provided that such transactions satisfy the requirements of one of these exemptions.

Alternatively, the selling stockholders from time to time may offer shares through brokers, dealers, agents or underwriters. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved and will be in amounts to be negotiated in connection with the sale.

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In addition, some of the selling stockholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, stockholders or trust beneficiaries, respectively, which may likewise distribute further such shares. Distributed shares may later be sold by such partners, stockholders or trust beneficiaries, or by any of their respective distributees.

In order to comply with certain states’ securities laws, if applicable, the shares will be sold in certain jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

Each of CSFB LLC and Wachovia Capital Partners 2001, LLC acquired the shares that they may offer with this prospectus in the ordinary course of business and at the time each of these selling stockholders acquired these shares it had no agreement, plan or understanding, directly or indirectly, with any person, to distribute these shares.

Prospectus delivery.    Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. A prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

Manner of sales.    The selling stockholders will act independently of NetScreen in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or one or more exchanges, in the over-the-counter market or otherwise. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

The shares may be sold according to one or more of, or in combination of, the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	in privately negotiated transactions; and

•	by options transactions.

Hedging Transactions.    In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus. Our Insider Trading Policy prohibits employees and directors from engaging in hedging transactions with our securities.

The Exchange Act and the anti-manipulation rules under the Exchange Act apply to the sales of shares in the market and to the activities of the selling stockholders and their affiliates. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of securities by the selling stockholders and their affiliates in a distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity engaged in a distribution to engage in market-making activities in the shares.

Expenses associated with registration.    We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any discounts, commissions and concessions.

Indemnification and contribution.    In the merger agreement, we and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities incurred in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Suspension of this offering.    We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder. We may also suspend the use of this prospectus if our board of directors determines in its good faith judgment that it would be seriously detrimental to us or our business for resales to be made pursuant to the registration statement of which this prospectus forms a part.

LEGAL MATTERS

Fenwick & West LLP will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this prospectus. Fenwick & West LLP and an investment entity affiliated with Fenwick & West LLP beneficially own an aggregate of 22,818 shares of our common stock. An attorney employed by Fenwick & West LLP has indirect beneficial ownership of an option to purchase approximately 18,000 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended September 30, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We incorporate into this prospectus by reference the following documents:

•	our annual report on Form 10-K for the year ended September 30, 2002;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003 and December 31, 2002;

•	our current report on Form 8-K filed October 3, 2002 as amended on November 27, 2002;

•	the description of our common stock contained in our registration statement on Form 8-A (File No. 000-33387) filed with the Securities and Exchange Commission on December 6, 2001; and

•	all other information that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. Such inconsistent incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission’s web site at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Investor Relations at our principal executive offices located at 805 11th Avenue, Building 3, Sunnyvale, California 94089 or (408) 543-8125.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$2,233
Accounting fees and expenses	8,000
Legal fees and expenses	26,767
Printing and Other Miscellaneous Fees	13,000

Total	$50,000

ITEM 15.    Indemnification of Directors and Officers.

Our restated certificate of incorporation provides that a director will not be personally liable for monetary damages resulting from any breach of his fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Our restated bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we may indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

•	the rights conferred in our restated bylaws are not exclusive.

In addition to the indemnification required in our restated certificate of incorporation and restated bylaws, we have entered into indemnity agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and executive officers for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We have also obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or the board of directors of a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

See also the undertakings set out in response to Item 17.

ITEM 16.    Exhibits.

The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

Exhibit Number	Exhibit Description	Incorporated by Reference			Exhibit Number	Filed Herewith
		Form	File No.	Date of First Filing

2.01	Agreement and Plan of Merger, dated August 22, 2002, among the Registrant, Tango Acquisition Corp. and OneSecure, Inc.	8-K	000-33387	10/03/02	2.01

3.01	Registrant’s Form of Restated Certificate of Incorporation.	S-1	333-71048	10/05/01	3.02

3.02	Registrant’s Restated Bylaws, effective December 17, 2001.	10-Q	000-33387	05/15/02	3.01

4.01	Fifth Amended and Restated Investors’ Rights Agreement dated October 3, 2001.	S-1	333-71048	10/05/01	4.01

4.02	Specimen Stock Certificate representing shares of Registrant’s Common Stock.	S-1/A	333-71048	11/23/01	4.02

4.03	OneSecure, Inc. 2000 Stock Option/Stock Issuance Plan, and forms of stock option agreements.	S-8	333-100088	09/25/02	4.01

4.04	Stock Option Agreement by and between OneSecure, Inc. and Nir Zuk dated as of January 24, 2001.	8-K	000-33387	10/03/02	99.06

4.05	Stock Option Agreement by and between OneSecure, Inc. and Nir Zuk dated as of July 5, 2001.	8-K	000-33387	10/03/02	99.07

4.06	Stock Option and Vesting Waiver Agreement by and between Nir Zuk and the Registrant dated August 22, 2002.	8-K	000-33387	10/03/02	99.08

Exhibit Number	Exhibit Description	Incorporated by Reference			Exhibit Number	Filed Herewith
		Form	File No.	Date of First Filing

4.07	Stock Vesting Waiver Agreement by and between Rakesh K. Loonkar and the Registrant dated August 22, 2002.	8-K	000-33387	10/03/02	99.09

4.08	Restricted Common Stock Purchase Agreement by and between OneSecure, Inc. and Nir Zuk dated as of February 18, 2000.	8-K	000-33387	10/03/02	99.04

4.09	Restricted Common Stock Purchase Agreement by and between OneSecure, Inc. and Rakesh K. Loonkar dated as of February 18, 2000.	8-K	000-33387	10/03/02	99.05

5.01	Opinion of Fenwick & West LLP.*

23.01	Consent of Fenwick & West LLP (See Exhibit 5.01).*

23.02	Consent of Ernst & Young LLP, independent auditors.					X

24.01	Powers of Attorney (See page II-5 of the original Registration Statement).*

*	Previously filed with this Registration Statement.

ITEM 17.    Undertakings.

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Free” table in the effective registration statement;

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event of a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on this 15th day of May, 2003.

NETSCREEN TECHNOLOGIES, INC.

By:	/S/ ROBERT D. THOMAS

Robert D. Thomas President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Principal Executive Officer:

/S/ ROBERT D. THOMAS	President, Chief Executive Officer and Director	May 15, 2003

Robert D. Thomas

Principal Financial Officer And Principal Accounting Officer:

*	Chief Financial Officer and Corporate Secretary	May 15, 2003

Remo E. Canessa

Additional Directors:

*	Vice President of Engineering and Director	May 15, 2003

Feng Deng

*	Director	May 15, 2003

Alan L. Earhart

*	Director	May 15, 2003

Michael L. Goguen

*	Director	May 15, 2003

Katherine M. Jen

*	Director	May 15, 2003

Frank J. Marshall

*	Director	May 15, 2003

Thomas F. Mendoza

*	Director	May 15, 2003

Victor E. Parker, Jr.

*By: /s/ ROBERT D. THOMAS Robert D. Thomas Attorney-in-Fact

EXHIBIT INDEX

		Incorporated by Reference			Exhibit Number	Filed Herewith
Exhibit Number	Exhibit Description	Form	File No.	Date of First Filing

2.01	Agreement and Plan of Merger, dated August 22, 2002, among the Registrant, Tango Acquisition Corp. and OneSecure, Inc.	8-K	000-33387	10/03/02	2.01

3.01	Registrant’s Form of Restated Certificate of Incorporation.	S-1	333-71048	10/05/01	3.02

3.02	Registrant’s Restated Bylaws, effective December 17, 2001.	10-Q	000-33387	05/15/02	3.01

4.01	Fifth Amended and Restated Investors’ Rights Agreement dated October 3, 2001.	S-1	333-71048	10/05/01	4.01

4.02	Specimen Stock Certificate representing shares of Registrant’s Common Stock.	S-1/A	333-71048	11/23/01	4.02

4.03	OneSecure, Inc. 2000 Stock Option/Stock Issuance Plan, and forms of stock option agreements.	S-8	333-100088	09/25/02	4.01

4.04	Stock Option Agreement by and between OneSecure, Inc. and Nir Zuk dated as of January 24, 2001.	8-K	000-33387	10/03/02	99.06

4.05	Stock Option Agreement by and between OneSecure, Inc. and Nir Zuk dated as of July 5, 2001.	8-K	000-33387	10/03/02	99.07

4.06	Stock Option and Vesting Waiver Agreement by and between Nir Zuk and the Registrant dated August 22, 2002.	8-K	000-33387	10/03/02	99.08

4.07	Stock Vesting Waiver Agreement by and between Rakesh K. Loonkar and the Registrant dated August 22, 2002.	8-K	000-33387	10/03/02	99.09

4.08	Restricted Common Stock Purchase Agreement by and between OneSecure, Inc. and Nir Zuk dated as of February 18, 2000.	8-K	000-33387	10/03/02	99.04

4.09	Restricted Common Stock Purchase Agreement by and between OneSecure, Inc. and Rakesh K. Loonkar dated as of February 18, 2000.	8-K	000-33387	10/03/02	99.05

5.01	Opinion of Fenwick & West LLP.*

23.01	Consent of Fenwick & West LLP (See Exhibit 5.01).*

23.02	Consent of Ernst & Young LLP, independent auditors.					X

24.01	Powers of Attorney (See page II-5 of the original Registration Statement).*

*	Previously filed with this Registration Statement.